AMENDMENT NO. 1

TO THE SUBADVISORY AGREEMENT

This Amendment No. 1 (the “Amendment”), made and entered into as of June 17, 2014, is made a part of the Subadvisory Agreement between Columbia Management Investment Advisers, LLC, a Minnesota limited liability company (“Investment Manager”), and J.P. Morgan Investment Management Inc., a Delaware corporation (“Subadviser”), dated April 8, 2010 (the “Agreement”) with respect to the fund or funds (the “Fund”) identified in the Agreement.

WHEREAS, Investment Manager and Subadviser desire to amend the Agreement.

NOW, THEREFORE, the parties, intending to be legally bound, agree as follows:

1.	Portfolio Management. Section 1(a) of the Agreement shall be, and hereby is, amended by adding the following as paragraph 1(a)(iii)(D):

Attorney-in-Fact Authority with Respect to Certain Fund Investments. To the extent permitted by applicable laws and regulation, Subadviser is authorized on behalf of the Fund, consistent with the investment discretion delegated to Subadviser herein with regard to the portion of assets of the Fund allocated to the Subadviser from time to time, and is hereby appointed as the Fund’s agent and attorney-in-fact with authority to: (i) enter into, subject to the review of legal counsel for the Investment Manager prior to Subadviser’s execution thereof, agreements and execute any documents on behalf of the Fund required with respect to any investments made for the Fund (such agreements and documents include but are not limited to any customary market and/or industry documentation and the representations contained therein; e.g, Master Securities Forward Transaction Agreements, any futures, other derivatives or other investment documentation, such as exchange-traded and over-the-counter transaction documentation, as applicable, and all other documentation related to the foregoing); (ii) acknowledge the receipt of brokers’ risk disclosure statements, electronic trading disclosure statements and similar disclosures; (iii) open, continue and terminate brokerage accounts and other brokerage arrangements with respect to the portfolio transactions entered into by Subadviser on behalf of the Fund; and (iv) take such other actions with respect to an agreement or document entered into on behalf of the Fund as the Subadviser deems necessary or desirable to the Fund. Subadviser further shall have the authority, in the ordinary course of executing transactions or managing positions that are covered under this Paragraph 1, to instruct the custodian to: (i) pay cash for securities and other property delivered for the Fund; (ii) deliver or accept delivery of, upon receipt of payment or payment upon receipt of, securities, commodities or other property underlying any futures or options contracts or other investments purchased or sold for the Fund; and (iii) deposit margin or collateral which shall include the transfer of money, securities or other property to the extent permitted by the 1940 Act and the rules and regulations thereunder and necessary to meet the obligations of the Fund with respect to any investments made in accordance with the Prospectus and SAI. Subadviser shall not have the authority to cause the Investment Manager to deliver securities or other property, or pay cash to Subadviser except as expressly provided in this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their officers designated below as of the day and year first above written.

Columbia Management Investment Advisers, LLC		J.P. Morgan Investment Management Inc.

By:	/s/ Colin Moore	By:	/s/ Sherryl James-Rosario
	Signature		Signature

Name:	Colin Moore	Name:	Sherryl James-Rosario
	Printed		Printed

Title:	Global Chief Investment Officer	Title:	Vice President

Date: June 17, 2014